O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

March 30, 2023

VIA EDGAR AND ELECTRONIC MAIL

Dan Duchovny
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peoples Financial Corp. (“PFBX” or the “Company”)
Definitive Additional Soliciting Materials (the “DFAN”)
Filed by Stilwell Value Partners VII, L.P. et. al. (collectively, “Stilwell”)
Filed on March 23, 2023
File No. 001-12103

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 27, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Stilwell and provide the following responses on Stilwell’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

Definitive Additional Soliciting Materials

Letter to Shareholders

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that the company conducted “...inept bond purchases...” and that such purchases led the company’s common stock to lose $6 per share in value.

Stilwell acknowledges the Staff’s comment and provides the following information on a supplemental basis.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 30, 2023

The DFAN states that such purchases led to the Company’s common stock losing over $6 per share in value. The actual loss in per share value is greater than what Stilwell states in the DFAN—$6 per share was an overly conservative calculation.

In 2022, PFBX suffered $47,431,000 in unrealized losses on the available for sale securities portfolio1 (which amounts to over $10 per share). Given management’s duty to the Company’s shareholders and the responsibilities of the Company’s Chief Operating Officer, Tanner Swetman, who manages the Company’s securities portfolio, Stilwell considers the underlying management of the portfolio, as well as the Company’s oversight of PFBX’s securities portfolio - both of which led to these significant losses in share value - to be “inept.” Stilwell believes the following information recently reported by the Company in its annual report2 speaks for itself and supports the statement that the Company conducted “inept bond purchases.”

2022 Analysis:

•	Net Income: $8,941,000
•	Accumulated Other Comprehensive Income (“AOCI”) (loss): ($46,418,000) à bond purchases
•	Outstanding Shares: 4,678,186
•	(Net Income – AOCI)/outstanding shares: ($8.01)/share
•	Furthermore: Gross Unrealized Losses on Held to Maturity Securities: ($15,219,000)

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for your statement that the “...Swetmans look like small-town hucksters to me” or disseminate revised disclosure.

Stilwell acknowledges the Staff’s comment and provides the following information on a supplemental basis. Reference is also made to Stilwell’s response to comment no. 1 directly above.

Chevis C. Swetman, Chairman, President and Chief Executive Officer of the Company (“Mr. Swetman”), recently communicated with PFBX’s shareholders regarding the Company’s 2022 performance. In his annual letter to shareholders (the “2022 Annual Letter to Shareholders”), Mr. Swetman ignored the major failure at the Company, while highlighting much less significant, somewhat positive news.3

1 Source: PFBX Form 10-K filed with the SEC on March 15, 2023.

2 Source: PFBX Form 10-K filed with the SEC on March 15, 2023.

3 See the Company’s 2022 Annual Report available at https://www.sec.gov/Archives/edgar/data/770460/000143774923006787/formars.pdf, which includes the 2022 Annual Letter to Shareholders.

March 30, 2023

PFBX’s total shareholder equity fell from $91.7 million in 2021 to $55.2 million in 2022 due to the poor performance (and management) of the Company’s bond portfolio – the bond portfolio overseen by Mr. Swetman’s son, and the Company’s COO, Tanner Swetman. The 2022 Annual Letter to Shareholders highlights an increase of $30,000 in net income and a $0.01 increase to PFBX’s semiannual dividend in 2022. However, Mr. Swetman fails to even mention the staggering $36.5 million decrease in shareholder equity.

Recent financial news has shown the highly destructive impact of such bad bond purchases. Mr. Swetman chose to tout PFBX’s minimal wins, while omitting its most significant failure.

The Merriam-Webster Dictionary defines a “huckster” as “one who sells or advertises something in an aggressive, dishonest, or annoying way…”4. Stilwell believes this is dishonesty by omission and falls squarely within the definition of huckster.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

4 Source: https://www.merriam-webster.com/dictionary/huckster